Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC. ADOPTS SHAREHOLDER PROTECTION RIGHTS PLAN

TORONTO, ONTARIO – February 7,  2013 - - Just Energy Group Inc. (“Just Energy” or the “Company”) announces that its Board of Directors (the "Board") has adopted a Shareholder Protection Rights Plan (the "Rights Plan").

The purpose of the Rights Plan is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited takeover bid made for Just Energy's common shares ("Common Shares"), provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, and encourage the fair treatment of shareholders in connection with any takeover bid. The Rights Plan is similar to existing shareholder rights plans adopted by other Canadian public companies.  The Rights Plan has not been adopted in response to, or in anticipation of, any known take-over bid.

The Rights Plan has been conditionally accepted by the Toronto Stock Exchange subject to ratification by Just Energy's shareholders within six months of the Rights Plan's effective date.  The Company intends to submit the Rights Plan to shareholders for their consideration at Just Energy's next annual meeting on June 26, 2013. If the Rights Plan is not confirmed by Just Energy's shareholders, it will terminate and be of no further force or effect.

The Board has implemented the Rights Plan by authorizing the issuance of one right (a Right) in respect of each Common Share of the Company outstanding at the close of business on February 7, 2013 (the "Record Time") and in respect of each Common Share issued from treasury after the Record Time. The Rights trade with and are represented by the Common Shares.  Until such time as the Rights separate from the Common Shares, when they become exercisable, Rights certificates will not be distributed to shareholders and no further action is required by shareholders.

If a person, or a group acting jointly or in concert, acquires  beneficial ownership of 20 percent or more of the then outstanding Common Shares (other than pursuant to an exemption available under the Rights Plan), Rights (other than those held by such acquiring person or group, which will become void) will separate from the Common Shares and permit the holders thereof to purchase additional Common Shares at a substantial discount to the market price of the Common Shares at that time. Pursuant to the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a "permitted bid" and will not trigger the Rights Plan. These criteria require, among other things, that the bid be made by way of a take-over bid circular to all holders of voting shares other than the offeror under the bid, that all shareholders be treated equally and that the bid remain open for acceptance by shareholders for at least 60 days.

The issuance of the Rights is not dilutive and will not affect reported earnings until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

A copy of the Rights Plan will be available under the Company's profile on SEDAR at www.sedar.com and at www.sec.gov in due course.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. Forward-looking statements in this news release include, but are not limited to, information with respect to approval of the Rights Plan by shareholders. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com